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                             August 8, 2022

       Sophie Tao
       Chief Executive Officer
       SPK Acquisition Corp.
       Room 368, 302 Buwei
       211 Fute North Road
       China (Shanghai) Pilot Free Trade Zone, 200131

                                                        Re: SPK Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Form 14A
                                                            Filed August 1,
2022
                                                            File No. 001-40462

       Dear Ms. Tao:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Form 14A, filed August 1, 2022

       General

   1. We note your disclosure in Proposal 1 that the Sponsor is controlled by a Canadian citizen and your chief
executive officer is a Chinese citizen. We also note your risk factor disclosure related to
this fact under the heading, "We may not be able to complete an initial business
combination with a U.S. target company if such initial business combination is subject
to U.S. foreign investment regulations and review by a U.S.
                                                        government entity such
as the Committee on Foreign Investment in the United States
                                                        (CFIUS), or ultimately
prohibited." Please revise your risk factor disclosure further to note the other
material consequences of liquidation caused by the passage of time related to any
government review of the transaction, such as the losses of the investment opportunity in a target
company, and any price appreciation in the combined
                                                        company, and explain
that the public rights would expire. Please also revise to include
 Sophie Tao
SPK Acquisition Corp.
August 8, 2022
Page 2
      any new deadlines in the risk disclosure that may apply if the proposals are approved.
2. We refer to your statements that you have identified a potential business combination target company. You state that you are "currently in advanced negotiations for an initial business combination involving the [t]arget[,]" and that the purpose of the proposed extensions is to "allow the Company additional time to negotiate and complete the
      Proposed Business Combination or any potential alternative initial business combination" because "[t]here is not sufficient time before August 6, 2022 for [you] to negotiate and complete" the proposed transaction "given the projected timetable for finalizing agreements [and], filing, if applicable, a registration statement under the
      Securities Act of 1933[.]" However, you also explain that you have already entered into a merger agreement with the proposed target, Varian Bio, and that you were entitled to a prior 3-month extension because you had timely filed a registration statement relating to the transaction. You also state that you and the other parties to the merger agreement are working towards satisfaction of the conditions to completing the transaction including the necessary SEC filings, "but have determined that there will not be sufficient time before
      September 10, 2022 to hold a General Meeting to obtain stockholder approval of, and to consummate, the Business Combination." Please consistently revise your disclosures throughout to clearly explain the status of the current transaction, including any SEC filings already made and those you still need to make, and the need for the extension, including the negotiations that remain which you reference.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 or Dorrie Yale at 202-551-8776 with any questions.



                                                           Sincerely,
FirstName LastNameSophie Tao
                                                           Division of
Corporation Finance
Comapany NameSPK Acquisition Corp.
                                                           Office of Life
Sciences
August 8, 2022 Page 2
cc:       Alex Weniger-Araujo, Esq.
FirstName LastName